EXHIBIT 99.1

FOR IMMEDIATE RELEASE:  August 1, 2007

CONTACT:	John T. Day, President/CEO
Kevin Davis, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 2nd Quarter 2007 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the second quarter ended June 30, 2007.  The Company had net income of $976,000 or $0.14 per share compared to $241,000 or $0.03 per share in the second quarter of 2006.  For the six months ended June 30, 2007, the Company had net income of $1,753,000 or $0.25 per share, compared to net income of $1,319,000, or $0.19 per share, for the six months ended June 30, 2006.  Net income for the three months and six months ended June 30, 2007 increased 305% and 33%, respectively.

Year over year earnings comparisons show that Nevada Chemicals is ahead of results for 2006, primarily a result of the reduction in provision for income tax expense as compared to 2006.  Stockholders equity has increased 6% as compared to the June 30, 2006 and the Company announced a 12.5% increase in the dividend during the quarter ended June 30, 2007 as compared to the prior year quarter.  Revenues and profitability of Cyanco, the Company’s joint venture, were down compared to the prior year periods.  Raw materials used by the joint venture continue to be volatile as the price of energy continues to vary. “At the present gold price levels we continue to observe an interest in the local mining ventures to develop discovered ore bodies. However, we have seen some changes in mining operations and activities due to seasonal variations, changes in operations due to complex ore bodies, challenges of start up and discontinued mining activities, all of which can cause variations in product usage, such as the decreased usage we have experienced in the first six months of 2007.  Since many of these new projects are associated with technically difficult mining and metallurgical conditions, the length of time to start-up and delays have increased.” said Day.

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and CyPlus Corporation.  Cyanco has produced and marketed liquid sodium cyanide to the western United States gold mining region for the past 17 years.

NEVADA CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

AND BALANCE SHEET DATA (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues and Equity in Earnings of Joint Venture	$1,643,000	$2,043,000	$2,739,000	$3,811,000

Income before provision for income taxes	$1,472,000	$1,678,000	$2,434,000	$3,285,000

Net income	$976,000	$241,000	$1,753,000	$1,319,000

Earnings per Common Share Assuming Dilution	$0.14	$0.03	$0.25	$0.19

Stockholders’ Equity	$23,676,000	$22,322,000	$23,676,000	$22,322,000

Total Assets	$26,339,000	$27,072,000	$26,339,000	$27,072,000

Weighted Average Common Shares Outstanding — Fully Diluted	7,004,000	6,973,000	7,002,000	6,936,000

Note:  The foregoing contains “forward looking” statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995.  Editors and investors are cautioned that forward looking statements involve risks and uncertainties that may effect the Company’s business prospects and performance.  These include, but are not limited to economic, competitive, governmental, technological and other factors discussed in the Company’s reports to shareholders and periodic filings with the Securities and Exchange Commission.